Exhibit 12.1

Denny’s Corporation

Computation of Ratio of Earnings to Fixed Charges

	Pro Forma
	Nine Months Ended September 29, 2004	Fiscal Year Ended December 31, 2003	Nine Months Ended		Fiscal Year Ended
			September 29, 2004	September 24, 2003	December 31, 2003	December 25 2002	December 26, 2001	December 27, 2000	December 29, 1999
(In thousands, except for ratios)
Income (loss) from continuing operations before income taxes	(16,051)	(26,555)	(22,832)	(19,936)	(30,724)	6,112	(86,973)	(80,670)	(274,988)

Add:
Interest expense excluding capitalized interest	36,197	50,127	54,277	55,751	75,803	77,002	78,252	90,311	93,498
Amortization of debt expense	2,519	3,472	3,296	2,534	3,738	2,756	1,511	(3,366)	(7,682)

Subtotal	38,716	53,599	57,573	58,285	79,541	79,758	79,763	86,945	85,816
Interest factor in rents	11,015	14,835	11,015	11,038	14,835	14,967	15,513	15,774	12,349

Total earnings (losses)	33,680	41,879	45,756	49,387	63,652	100,837	8,303	22,049	(176,823)

Fixed charges:
Interest expense excluding capitalized interest	36,197	50,127	54,277	55,751	75,803	77,002	78,252	90,311	93,498
Amortization of debt expense	2,519	3,472	3,296	2,534	3,738	2,756	1,511	(3,366)	(7,682)

Subtotal	38,716	53,599	57,573	58,285	79,541	79,758	79,763	86,945	85,816
Interest factor in rents	11,015	14,835	11,015	11,038	14,835	14,967	15,513	15,774	12,349

Total fixed charges	49,731	68,434	68,588	69,323	94,376	94,725	95,276	102,719	98,165

Ratio of earnings to fixed charges	—	—	—	—	—	1.1	—	—	—

Deficiency in the coverage of fixed charges by earnings before fixed charges	16,051	26,555	22,832	19,936	30,724	—	86,973	80,670	274,988

For purposes of these computations, the ratio of earnings to fixed charges has been calculated by dividing pretax earnings by fixed charges. Earnings, as used to compute the ratio, equals the sum of income before income taxes and fixed charges excluding capitalized interest. Fixed charges are the total interest expenses including capitalized interest, amortization of debt expenses and a rental factor that is representative of an interest factor (estimated to be one third) on operating leases.